SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2003
SANOFI-SYNTHELABO
(Exact name of registrant as specified in its charter)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 19, 2003

SANOFI-SYNTHELABO By: /s/ Marie-Helene Laimay Name: Marie-Helene Laimay Title: Senior Vice President and Chief Financial Officer

Information **Meeting**

February 2003

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This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthélabo to expand its presence profitably in the United States; the success of Sanofi-Synthélabo's research and development programs; the ability of Sanofi-Synthélabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France.

Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthélabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthélabo on the web site www.sanofi-synthelabo.com

Jean-François DEHECQ
Chairman and Chief Executive Officer

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2002: Another year of strong sales growth

One of the highest growth rates in the pharmaceutical industry

- **Consolidated sales 2002: +12.8%**
- **Developed sales 2002: +14.5%**

	Consolidated sales	Developed sales
Plavix® / Iscover®	+42%	+32%
Aprovel® / Avapro®	+34%	+19%
Stilnox® / Ambien®/ Myslee®	+26%	+25%
Eloxatin®	+101%	-

Changes on a comparable basis

2002: Another year of strong growth in Net Profit*

- **Net Profit*: in millions of euros**
  - multiplied by 2.8 since 1999
  - 24% of sales in 2002



625
+54%
961
+43%
1,376
+28%
1,758
1999
2000
2001
2002

- **EPS*: in euros**



0.85
+ 54%
1.31
+ 44%
1.88
+ 29%
2.42
1999
2000
2001
2002

* Before exceptional items and goodwill amortisation

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2002: A successful year for new registrations

- Additional indications in the United States and in Europe
  - Plavix® in acute coronary syndrome
  - Aprovel®/Avapro® in diabetic nephropathy
- Arixtra®: Registration and launch in the United States and in Europe
- 3 registrations in the United States
  - Eloxatin®
  - Elitek®
  - Eligard®

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2002: Negative events

- Plavix® patents challenged by two generic companies in the United States
- Reduction in US wholesale inventory of Plavix® and Avapro®
- Increased pressure on healthcare cost containment in Europe
- Economic crisis in Latin America

Stock Performance up to Feb. 7th 2003

Daily prices on base price of Dec. 30th 1999



CAC 40
Euro Stoxx 50
STOXX Pharma
Sanofi-Synthélabo
220
200
180
160
140
120
100
80
60
40
108
30/12/99
29/2/00
30/4/00
30/6/00
30/8/00
30/10/00
30/12/00
28/2/01
30/4/01
30/6/01
30/8/01
30/10/01
30/12/01
28/2/02
30/4/02
30/6/02
30/8/02
30/10/02
30/12/02



285
EPS*: in euro
100
0.85
1.31
1.88
2.42
1999
2000
2001
2002

* Before exceptional items and goodwill amortisation

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Operations

Hanspeter SPEK
Executive Vice President,
Operations

Double-digit growth worldwide

- 2002 consolidated sales: EUR 7,448 m (+12.8%)
- 2002 developed sales: EUR 9,585 m (+14.5%)

2002	Consolidated sales		Developed sales	
	EUR m	Change	EUR m	Change
Europe	4,297	+11.8%	4,372	+11.4%
USA	1,689	+17.5%	3,504	+18.5%
Other countries	1,462	+10.3%	1,709	+14.9%
Total	7,448	+12.8%	9,585	+14.5%

Developed sales include 100% of sales from agreements with BMS, Fujisawa and Organon
Changes on a comparable basis

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Sustained, superior growth in the USA

- **Demand growth: three times the market in 2002, after being two times in 2001**
- **Successful retake of Ambien®, combining**
  - increased investment
  - accelerated growth
- **Healthy growth despite de-stocking**
  - Plavix®
    - **Prescriptions:** + 35%
    - **Developed sales:** + 23%
  - Avapro®
    - **Prescriptions:** +13%
    - **Developed sales:** 0%
- **Primacor® patent expiry**
- **Successful launch of Eloxatin®**
  - Eur 116 m in 4 months
- **Success in NDA approvals for 2002**
  - New approvals (Elitek®, Eloxatin®, Eligard®*)
  - 2 major supplemental approvals (Avapro®, Plavix®)

2002 IMS sales growth



+12%
+19%
+31%
US Pharma Market
Consolidated
Developed
Sanofi - Synthélabo

Sales (Eur m)



1,437
2,958
+18%
+18%
1,689
3,505
2001
2002
Consolidated
Developed

*Approval of 2 presentations. Licensed from Atrix Laboratories
Source: IMS YTD, 11/2002
Sales and changes on comparable basis

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Increased presence in Europe

- Gaining market share in all markets except Italy
- Performance driven by top 15 products: +17%
- Very strong demand growth for Plavix®: +50%*
- Irbesartan became # 2 in AIIRA market
  - NDA in diabetic nephropathy
  - 1st antihypertensive in France
- NDA March 2002 and progressive launch of Arixtra®

2002 IMS sales growth


+11%
+12%
+8%
+10%
2001
2002
Market
Sanofi-Synthelabo

Consolidated sales (Eur m)


3,843
+12%
4,297
2001
2002

*IMS/GERS YTD 11/2002
Sales and changes on a comparable basis

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Solid performance in "other countries"

- Six strategic products* growing strongly
- Continued growth in:
  - Australia +31%
  - Korea +63%
  - Algeria +14%
  - South Africa +20%
- Good base established in China / Hong Kong / Taiwan
  - Sales ~EUR 100 m, +17%
- Continued crisis in Latin America
  - Profit protection measures put in place
  - Demand growth (+16%) remained 3 points above market
- Central Africa hindered by political and economic disturbance

Consolidated Sales in Other Countries (Eur m)



1,325
17%
+70%
1,462
27%
2001
2002
Other products
Strategic products

IMS/GERS YTD 11/2002
Sales and changes on a comparable basis
*Plavix®, Ambien®, Aprovel®, Eloxatin®, Xatral®, Arixtra®

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Presence and Future in Japan

- **Strategy**
  - Accelerate product development locally
  - Monitor and support existing partners' activities
  - Continue to study opportunities for external growth
  - Prepare for direct presence

- **Growth drivers**
  - Myslee® expected to become market leader in Q1 2004
  - NDA for irbesartan filed in Q4 2002
  - NDA filing for clopidogrel Q4 2003
  - NDA filing for Arixtra® Q1 2004

Monthly Market Share: Hypnotics (%)

Myslee®: EUR 62 m



30%
25%
20%
15%
10%
5%
0%
22.5%
18.50%
11.0%
9.5%
7.8%
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Myslee
Lendormin
Halcion
Amoban
Doral
Rohypnol

Source: IMS MAT 11/2002

STILNOX®/AMBIEN®/MYSLEE® Performance and highlights

Sales in 2002 (Eur m)


1,424
+26%
1,455
+25%
43 +48%
66 +110%
139 -5%
1,208 +27%
Other countries
Japan
Europe
USA
Consolidated
Developed

- **Continued high 2-digit growth:**
  - **Led by the USA**
    - Increase in sales force and direct marketing support
    - DTC campaign maintained
    - Successful US takeover completed in 2002
  - **Led by Japan**
    - Strong growth of Myslee® +94%*
    - Already rank # 2*
    - 18.5%* MS December 2002

Changes on a comparable basis
Source: *IMS Health. All channels included

AMBIEN®
2002 Market performance

STILNOX AMBIEN

- Ambien® continues to reinforce its robust position as the market leader
- Clinically, Ambien® has become the "gold standard"
- High brand loyalty with patients
- New competitors expected to expand the market (as in the past)
- Ambien® life-cycle management is on track

Accelerated Sales 1997 - 2002*



1 600
1 400
1 200
1 000
800
600
400
200
0
US$ (millions)
Start of transfer
MAT12/97
Mat12/98
Mat12/99
Mat12/00
Mat12/01
Mat12/02

Sleep Disorders Market Potential**



12,5 % Diagnosed & untreated
75 % Neither diagnosed nor drug-treated
12,5 % Drug-treated

Sources: *IMS, **Decision Resources 2000

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ZOLPIDEM MR

STILNOX AMBIEN

- A patent, granted in the USA on February 4, 2003, protecting a specific dissolution profile



% Dissolved
Time (h)
zolpidem MR tablet dissolution profile



In vitro dissolution profile
No loss in bioavailability relative to Ambien©
% Dissolved
A class A in vitro in vivo correlation can be established
In vivo absorption profile
Time (h)



Zolpidem plasma concentrations (ng/ml)
zolpidem MR
zolpidem 10 mg
Time (h)

- Studies on time; filing Q2 2004

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STILNOX®/AMBIEN®/MYSLEE® Perspectives

- Fully leverage the untapped market potential in the USA and Japan
- Further investment in the "as needed" mode of administration
- Initiate further measures to build brand loyalty
- Maintain pace on MR development and market preparation to optimize strategic / tactical potential

Developed Sales Objective 2006 > EUR 2 bn

PLAVIX® 2002
Performance and highlights

Plavix
clopidogrel 75mg

Sales 2002 (Eur m)


2,587
+32%
1,022
+49%
987
+41%
1,565
+23%
Consolidated
Developed
Non-USA
USA

IMS/GERS YTD 11/2002
Changes on a comparable basis

- **Performance continued at high level growth but burdened by de-stocking in the USA**
  - USA 2002 TRx +35% vs 2001
- **CURE (ACS)**
  - Rapid approval and immediate recognition in cardiology guidelines
  - In the USA, start of CURE promotion by 4,000 Pharmaceutical Sales Representatives in July 2002
- **CREDO (stent)**
  - Results support early and long-term treatment (AHA, Nov 02)
- **Atherothrombosis**
  - Clinical syndrome now also recognized by FDA

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PLAVIX®
Accelerating sales through CURE



CURE ANNOUNCEMENT
CURE PUBLICATION
Tablets (000)
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
Monthly MAT
USA - Demand
USA - Trend Line
Europe - Demand
Europe - Trend Line

- Outstanding CURE results make Plavix® standard medication in acute coronary syndrome (ACS)
- FDA/EMEA approval of new indication (Feb. & Sep. 02)
- Rapid inclusion into AHA/ACC and ESC guidelines obtained (Mar. & Sep. 02)
- CURE results followed by immediate sales impact

Source: IMS Health / GERS

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PLAVIX®
Share of each indication and growth rates

Plavix clopidogrel 75mg


IMS Demand sales
Top 5 countries (Eur m)
+45%
+55%
+28%
+31%
+58%
2%
14%
34%
50%
3%
12%
31%
54%
2001
2002
Cardiology
Neurology
PAD
Others

Source: IMS Top 5 countries in Eur m + Internal analysis

PLAVIX®
Life Cycle Management

Plavix
clopidogrel 75mg

- **CREDO:**
  - Results released on November 18 at the 2002 AHA Scientific Sessions
- **MATCH:**
  - Secondary prevention after stroke or transient ischemic attack in high risk patients – clopidogrel + aspirin versus clopidogrel – recruitment completed (7,600 patients)
- **COMMIT:**
  - Oxford Group – acute myocardial infarction – clopidogrel + aspirin versus aspirin – more than 25,000 patients recruited out of 40,000
- **CLARITY:**
  - Acute myocardial infarction patients receiving thrombolytic therapy - clopidogrel + aspirin versus aspirin (2,200 patients)
- **CHARISMA:**
  - Plavix on top of existing therapy in primary prevention of cardiovascular events in high risk patients (~15,000 patients) – study started in September – recruitment on time
- **ACTIVE A and W:**
  - Prevention of thrombo-embolic events in patients with atrial fibrillation – clopidogrel + aspirin:
    - **ACTIVE A – versus aspirin – 7,500 patients**
    - **ACTIVE W – versus vitamine K antagonist – 6,500 patients**

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CREDO study: long-term benefits of clopidogrel in PCI patients

- Long-term results at 1 year demonstrate an overall 27% RRR (p=0.02) of the combined endpoint
- In the ITT analysis, at 28 days, 19.7% RRR with pretreatment of clopidogrel
- Continued treatment with clopidogrel beyond 28 days: further 37.4% RRR (p=0.04)

1 year results (MI, Stroke, or Death)



Combined endpoint occurrence (%)
15
10
5
0
0
3
6
9
12
Months from randomization
11.5% placebo*
8.5%clopidogrel*
27% RRR
p = 0.02

* Standard therapy including ASA
ITT=Intent-To-Treat population

PLAVIX®
Clopidogrel & Irbesartan

- **ACTIVE Trial Design**

Patients with AF

Warfarin not indicated

ACTIVE A

- clopidogrel 75 + A vs. placebo + A
- superiority trial
- double blind
- 7,500 patients

Warfarin indicated

ACTIVE W

- clopidogrel 75 + A vs. adjusted dose VKA
- non-inferiority trial
- open label warfarin or other oral Vitamin K antagonist (INR 2.0–3.0)
- 6,500 patients

ACTIVE I

- double blind irbesartan 300 vs. placebo (~10,000 pts)

- **Primary Outcome – First occurrence of stroke, non systemic embolism, MI or CV-death**

PLAVIX®
Perspectives

Plavix
clopidogrel 75mg

- **Multiple growth drivers in place:**
  - Short-term
    - Increase penetration in CAPRIE, CURE and CREDO populations
    - Increase treatment duration in the USA and in Europe
    - Execute programs in medical education of the risk of atherothrombosis and peripheral arterial disease (PAD)
    - Strengthen Rx in the GP segment
    - Continue geographical expansion
  - Mid-Term
    - Life cycle management: initiated trials include more than 80,000 patients
    - Japan: filing expected end 2003

Developed Sales Objective 2006: EUR 6 bn

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APROVEL®/AVAPRO® 2002
Performance and highlights

APROVEL irbésartan



Sales 2002 (Eur m)
562
+34%
1,068
+19%
373
0%
695
+33%
Consolidated
Developed
USA
Non-USA

IMS YTD 11/2002
Changes on a comparable basis

- AIIRA class on the way to become the leading class in HTA (2002 growth: +28%)
- Irbesartan has become number 2 AIIRA in Europe with the strongest growth of the class (#1 antihypertensive in France)
- Performance hampered by destocking in the USA
- New indication for treatment of renal disease in hypertensive patients with type 2 diabetes granted in September 02 by the FDA, following initial approval in June 02 by the EMEA

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APROVEL®/AVAPRO®
Market performance

APROVEL irbésartan

- Class value share in hypertension already up to 18.3% on a global basis
- First or second rank for irbesartan achieved in most European markets following increase in SOV in 2002
- Significant wins in MCO accounts in the USA (+29% of covered lives) will be accompanied by increased SOV in 2003
- Achieved stabilization of US market share

AIIRA molecule sales in Europe

Source : IMS Health . Rolling quarter data



160000
140000
120000
100000
80000
60000
40000
20000
0
Jan 01
Apr 01
Jul 01
Oct01
Jan 02
Apr 02
Jul 02
Oct02
Los
Irbe
Val
Cand
Telmi
Epro

Growth of TRX & NRX in USA



NRX
TRX
+92%
+138%
+35%
+45%
+12%
+20%
+15%
+13%
1998
1999
2000
2001
2002

Source : IMS NPA Plus (Retail, YTD 11/2002 Mail Order, Long Term Care).

APROVEL®/AVAPRO®
Life Cycle Management

- **ACTIVE**
  - Prevention of stroke, MI, CV death in patients with atrial fibrillation – on top of either clopidogrel or warfarin – (10,000 patients)
- **I-Preserve**
  - irbesartan in congestive heart failure with preserved systolic function – 1st patient included in Q2 2002 – on top of existing therapy included ACE-inhibitors and β-blockers (4,000 patients) – recruitment on time (2-year estimated recruitment period)
- **Filing in Japan for essential hypertension in October 2002**

APROVEL®/AVAPRO®
Perspectives

- AIIRA will dominate the hypertension market and face no immediate competition
- US market is gaining its usual worldwide share
- AIIRA class is expanding beyond hypertension to diabetes and heart failure populations
- Fully leverage USA potential for Avapro® and worldwide opportunities in diabetes

Developed Sales Objective 2006: EUR 2 bn

ARIXTRA®
Market potential

Global LMWH market in 2002 (Eur m)



2,172
+18%
1,837
+19%
1,538
+30%
1,172
+14%
1,024
+16%
1,000
+23%
881
+18%
813
+24%
657
+51%
2000
2001
2002
US
Non-US
GLOBAL

- **Low Molecular Weight Heparin market continues to exhibit strong growth**
- **New market entrants must overcome many hurdles**
  - Spectrum of indications, formularies, treatment protocols, economics, existing contracts,...

Source: IMS/GERS MAT September. Sales excluded vials except for Japan and Licenses

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ARIXTRA®
Where do we stand?

Arixtra® hospital formulary* in the USA and Europe in 2002



Nb of hospital formulary
9
49
129
253
362
425
477
540
619
693
782
Feb.
Mar.
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

*Internal data

- **Growing access to the market through formulary inclusion**
- **48% of US sales were generated in Q4 2002**
- **Gains in highly prestigious accounts in the USA**
- **Growing recognition of advantages versus current therapy**
  - synthetic origin
  - superior efficacy

ARIXTRA®
Life Cycle Management

- New labelling in the USA –with an improved PI– in December 2002
- Long-term prevention in hip fracture – submitted in December 2002
- Curative treatment of Venous thrombo embolism – Submission in Q2 2003
- Ongoing development
  - Prevention of VTE in high risk surgery (PEGASUS, APOLLO) – submission end-2003
  - Prevention of VTE in medical patients (ARTEMIS) – submission end-2003
  - Prevention of VTE in Japanese patients following orthopaedic surgery (Phase IIb/III)
  - Unstable angina and fibrinolysis (OASIS 5 and OASIS 6 – 25,000 patients in the two studies) – study start Q2 2003

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ARIXTRA®
Matisse Study

MATISSE study designs

2,200 patients with PE ± DVT — R — Open-Label
- ≥ 5 days IV UFH (aPTT 1.5-2.5) + OAC (INR 2-3)
- ≥ 5 days 7.5 mg fondaparinux* sc + OAC (INR 2-3)

2,200 patients with DVT — R — Double-blind
- ≥ 5 days 7.5 mg fondaparinux* sc + OAC (INR 2-3)
- ≥ 5 days SC enoxaparin (1 mg/kg, bid) + OAC (INR 2-3)

90 ± 7 days

* 5 mg if body-weight < 50 kg
10 mg if body-weight > 100 kg

Primary Efficacy Outcome (3 months)
- Fatal PE / unexplained death
- Recurrent symptomatic non-fatal PE or DVT

Principal Safety Outcome
- Major bleeding
- Clinically relevant non-major bleeding

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ARIXTRA®
Matisse Study

Primary Efficacy outcome (3 months)

Matisse PE

	Fondaparinux (N=1103)	UFH (N=1110)
Fatal PE	16 (1.5%)	15 (1.4%)
Non-fatal PE or DVT	26 (2.4%)	41 (3.6%)
Total symptomatic recurrent VTE	**42 (3.8%)**	**56 (5.0%)**



-3.0%
-1.2%
0
0.5%
Δ= 3.5%

Fondaparinux - UFH (95% CI)

Matisse DVT

	Fondaparinux (N=1098)	LMWH (N=1107)
Fatal PE	5 (0.5%)	5 (0.5%)
Non-fatal PE or DVT	38 (3.5%)	40 (3.6%)
Total symptomatic recurrent VTE	**43 (3.9%)**	**45 (4.1%)**



-1.8%
-0.15%
0
1.5%
Δ= 3.5%

Fondaparinux - LMWH (95% CI)

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ARIXTRA®
Matisse Study

Principal Safety outcome


Matisse PE
Fondaparinux
1.3%
3.2%
4.5%
UFH
1.1%
5.2%
6.3%
Major bleedings
Clinically relevant non-major bleedings


Matisse DVT
Fondaparinux
1.1%
2.6%
3.7%
LMWH
1.2%
3.0%
4.2%
Major bleedings
Clinically relevant non-major bleedings

ARIXTRA®
Perspectives

- **Upcoming European launches open >65% of European prophylaxis market potential**
- **Increased awareness of Precautionary Principle in context of synthetic origin**
- **Life Cycle Management program on-track**

Indication	Est. Registration	% of LMWH market accessible*
Major Orthopedic Surgery (MOS)	1Q/2002	15%
Prolonged Prophylaxis in MOS	4Q/2003	25%
Treatment of DVT/PE	3Q/2004	50%
Abdominal Surgery and Medical Patients	4Q/2004	80%
Acute Coronary Syndrome	4Q/2006	100%

Developed Sales Objective 2006/2007: EUR 800 m

*Estimated from 2002 IMS Health / GERS

XATRAL®
Market situation and potential

Global BPH market in September 2002 (Eur m)



2,548
+13%
988
+19%
975
+11%
585
+5%
USA
Europe
Japan
World

Consolidated sales 2002 (Eur m)



147
+24%
182
+24%
2001
2002

- Alpha-blockers are the leading compounds of the BPH market
- Continued acceleration of Xatral® growth is driven by OD formulation and increased investments
- Xatral® unique feature with respect to BPH sexuality answers a growing concern from the medical community
- NDA submitted 12/02, Launch USA end 2003

Developed Sales Objective 2006
EUR 500 m

IMS 09/2002
Sales and changes on a comparable basis

ELOXATIN®
Performance and highlights

Eloxatin
OXALIPLATIN

Consolidated sales 2002 (Eur m)


389
+101%
116
USA
4 months
194
273
+41%
Other
territories
2001
2002

Sales and changes on a comparable basis

- **Demonstration of significant survival benefit in 1st line MCRC treatment over current US standard**
- **Strong and continued growth outside USA**
- **Launch in the USA, end August 2002**
  - Approval in 2nd line MCRC
  - Creation of an Oncology Franchise with 100 Pharmaceutical Sales Reps
  - Rapid adoption supported by extensive pre-launch compassionate use program

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ELOXATIN®
Market performance

US Eloxatin® and Camptosar® sales (in US$ m)*


CAMPTOSAR
ELOXATIN
60
50
40
30
20
10
0
33-36
37-40
41-44
45-48
49-52
1-4/03
Weeks

- **Rapid adoption**
  - More than 30% of Market share* versus Camptosar® by December 2002 and approximately 40% of patients starting treatment receiving Eloxatin®

*DDD (IMS) OTN panel

European Eloxatin® and Campto® sales (in Eur m)


ELOXATIN
CAMPTO
IMS Quarterly Sales in 17 European countries
55
50
45
40
35
30
25
Q101
Q201
Q301
Q401
Q102
Q202
Q302

- **Market leading position due to:**
  - Increasing acknowledgement of Eloxatin® superiority in the scientific community
  - Strong competitive advantages vs. Campto® including demonstration of an overall survival benefit

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ELOXATIN®

- **3 patents listed in the Orange Book** (high purity product by process)
  - Expiring in 2013 in Europe and USA
- **New patented formulation:**
  - Patent expiration in 2015
  - Submission planned Q1 2004
- **Metastatic colorectal cancer in first-line**
  - Submission planned in the USA Q3 2003
- **Adjuvant therapy MOSAIC**
  - Results for Q3 2003

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ELOXATIN®
Ovarian Cancer

- **Study in Ovarian Cancer – preliminary results**
  - Taxol + oxaliplatin in patients with advanced ovarian cancer pretreated with cisplatin or carboplatin

Complete response	21.1%
Partiel response	63.4%
Response	84.5%
TTP*	10.85 months

* The median overall follow-up was 15.05 months

Good safety profile of the association
Main AE: neutropenia

Overall Survival in the entire population



1,0
,9
,8
,7
,6
Cum Survival
0
10
20
30
40
Overall Survival (months)

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ELOXATIN®
Perspectives

- **Market potential to triple by geographical expansion in the USA**
- **Extensive life-cycle-management plan including more than 11,000 patients**
- **Short Term**
  - 1st line treatment for MCRC in the USA
  - 2nd line treatment for MCRC in Europe
- **Mid Term**
  - Adjuvant therapy
  - Radio-chemotherapy in rectal cancer
  - Other indications
- **Long Term**
  - Program for patent coverage beyond 2007 has been put in place

2006 Sales Objective > EUR 1 bn

Strategic products growing strongly for three consecutive years

6 Strategic Products account for:

- 48% of consolidated sales versus 39% in 2001, growing +37%
- 59% of developed sales versus 52% in 2001, growing +31%

6 strategic products (Eur m)


6,000
5,000
4,000
3,000
2,000
1,000
0,000
+53%
+56%
+43%
+42%
+37%
+31%
2000
2001
2002
Consolidated Sales
Developed Sales

Plavix clopidogrel 75mg

APROVEL irbésartan

Xatral once daily

AMBIEN

Eloxatin

Arixtra

Reported sales and changes on a comparable basis from the previous year

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Finance

Marie-Hélène LAIMAY
Senior Vice President,
Chief Financial Officer

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Strong Growth in Consolidated Sales



+8.8%
+14.8%
5,963
6,488
7,448
2000
2001
2002
In million euros

Growth on a comparable basis: +12.8%

- Impact of change in group structure: +4.5%
- Currency impact: -2.5%
  - of which
    - US Dollar: -0.8%
    - Japanese Yen: -0.5%
    - Latin American currencies: -1.0%

Growth on a reported basis: +14.8%

Reported sales figures - Changes on a reported basis

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Gross Profit: Continuous growth and strong absolute ratio



+16%
+16%
4,521
75.8%
of sales
5,235
80.7%
of sales
6,070
81.5%
of sales
2000
2001
2002
In million euros

- **Positive drivers 2001 - 2002**
  - Product mix improvement: +0.6%
  - Productivity improvement: +0.6%
- **Negative driver 2001 - 2002**
  - Plavix® and Avapro® destocking effect on royalty flow: -0.4%
- **Neutral item**
  - Bulk sales of Ambien® offset by full consolidation

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Operating Profit


+34%
+24%
1,577
26.4% of sales
2,106
32.5% of sales
2,614
35.1% of sales
2000
2001
2002
In million euros

- **R&D Expenses: +18.1% (+20% at 2001 exchange rate)**
  - 16.4% of sales
  - Strong increase due to on going Phase III clinical trials and Life Cycle Management
  - Agreements with IDM and Cephalon
- **SG & A: +5.3% (+8% at 2001 exchange rate)**
  - 32.6% of sales
  - Moderate increase versus 2001 after major expansion of US sales force in Q4 2001
  - Adaptation to new situation in Latin America
  - Increased productivity of sales forces worldwide
  - Sustained marketing effort on major products
- **Other Operating Incomes & Expenses : -8.7% (-1.4% at 2001 exchange rate)**
  - Plavix® and Aprovel ®: strong performance in Europe
  - Plavix® and Avapro®: destocking in the USA

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Geographic breakdown of Operating Profit* for 2002

- **Strong growth in the USA in 2002:**


1,781 Eur m, +36%
U.S.
45%
522 Eur m, +14%
Other countries
13%
1,633 Eur m, +14%
Europe
42%

* 3,936 million euros (Excluding non-allocated expenditure: 1,322 million euros)

Earnings* Per Share: 2.42 euros, + 29%



Net Profit* in million euros
+43%
+28%
961
16.1% of sales
1,376
21.2% of sales
1,758
23.6% of sales
2000
2001
2002

- **Depreciation of intangibles: 129 Eur m (vs.68 Eur m)**
  - Ambien® and Avapro® in the USA
- **Financial Income: 85 Eur m (vs.102 Eur m)**
  - Mark to market adjustment of stock option plans: -46 Eur m.
  - Impact of hedging policy: +47 Eur m
  - Lower interest rate
- **Income tax rate 29% in 2002 (vs. 35% in 2001)**
  - Tax rate 1st half 2002: 26%
  - Tax rate 2nd half 2002: 32% without any non-recurrent items
- **Minority interests: 87 Eur m**
  - Mainly Pharmacia share of Lorex profit until April 16th 2002

* before exceptional items and goodwill amortization

Breakdown of growth factors of Net Profit

	1999/2000	2000/2001	2001/2002
Business Operations	+24%	+34%	+24%
Currency fluctuations	+14%	+2%	-3%
Synergies	+10%	+5%	-
Increase rights in Lorex JV	6%	2%	+7%
Net Profit growth	**+54%**	**+43%**	**+28%**

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Cash Flow Statement

- **Operating Cash flow +30%**
  - 2,260 Eur m vs. 1,732 Eur m in 2001
- **Change in need for working capital**
  - 584 Eur m vs. -86 Eur m of which 413 Eur m corresponds to pending tax payments for 2001 and 2002
- **Capital expenditures**
  - 1,435 Eur m vs. 619 Eur m in 2001
    - Acquisition of 51% of Lorex in 2002
    - Balance payment for Avapro® US
- **Share Buy Back Program in 2002: 963 Eur m**
- **Net change in Cash**
  - -1,340 Eur m vs. +1,225 Eur m in 2001
- **Net cash position on December 31st, 2002**
  - 2,672 Eur m vs. 3,885 Eur m on Dec. 31st, 2001

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Capital

As of December 31st, 2002

Share Capital	Voting rights


TotalFinaElf
24.5%
Public
50.7%
L'Oréal
19.5%
Employees
1.1%
Treasury
Shares
4.2%


TotalFinaElf
34.4%
Public
36.8%
L'Oréal
27.4%
Employees
1.4%

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Share Buy Back Program

- **Treasury shares held in context of share buy back program**
  - As of December 31st, 2002
    - 16.4 million shares
    - 2.24% of Share Capital
    - 963 Eur m
  - As of February 17th, 2003
    - 21.5 million shares
    - 2.94% of Share Capital
    - 1,220 Eur m

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Consolidated Profit & Loss Account

	2001		2002		Var.
	Eur m	% CA	Eur m	% CA	
NET SALES	**6,488**	**100%**	**7,448**	**100%**	**+15%***
Cost of goods sold	(1,253)	(19%)	(1,378)	(19%)	+10%
GROSS PROFIT	**5,235**	**81%**	**6,070**	**81%**	**+16%**
R&D expenses	(1,031)	(16%)	(1,218)	(16%)	+18%
Selling and general expenses	(2,306)	(36%)	(2,428)	(33%)	+5%
Other operating income and expenses	208	3%	190	3%	-9%
OPERATING PROFIT	**2,106**	**32%**	**2,614**	**35%**	**+24%**
Intangibles – amortization and provisions	(68)		(129)		
Net financial income / (expense)	102		85		
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	**2,140**	**33%**	**2,570**	**35%**	**+20%**

*+13% on a comparable basis, after eliminating the impact of changes in Group structure and currency fluctuations

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Consolidated Profit & Loss Account (ctd)

	2001		2002		Var.
	Eur m	% CA	Eur m	% CA	
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	**2,140**	**33%**	**2,570**	**35%**	**+20%**
Exceptional items	281	4%	10	0%	-96%
Income taxes	(842)	(13%)	(746)	(10%)	-12%
Share in profits of equity associates	14	0%	20	0%	+43%
Goodwill amortization	(7)	(0%)	(8)	(0%)	+14%
Minority interests	(1)	(0%)	(87)	(1%)	NS
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,585**	**24%**	**1,759**	**24%**	**+11%**
Exceptional items and goodwill amortization attributable to the Group, net of tax	(209)	(3%)	(1)	(0%)	NS
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE EXCEPTIONAL ITEMS AND GOODWILL AMORTIZATION	**1,376**	**21%**	**1,758**	**24%**	**+28%**
EARNINGS* PER SHARE (in euros)	**1.88**	**-**	**2.42**	**-**	**+29%**

*Before exceptional items and goodwill amortization

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Simplified consolidated statement of Cash flows

	2002	2001
Operating cash flow	2,260	1,732
Change in need for working capital	(584)	86
CASH FLOW PROVIDED BY OPERATING ACTIVITIES	**1,676**	**1,818**
Capital expenditures	(1,435)	(619)
Proceeds from disposals	26	506
CASH FLOW (USED IN)/PROVIDED BY INVESTING ACTIVITIES	**(1,409)**	**(113)**
Capital increase and others	39	6
Dividends	(476)	(323)
Share purchase including Share Buy Back program	(1 170)	(163)
FINANCING OPERATIONS	**(1 607)**	**(480)**
NET CHANGE IN CASH	**(1,340)**	**1,225**

in million euros

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Simplified consolidated balance sheet

ASSETS	31/12/02	31/12/01
Fixed assets	2,899	2,296
Differed taxes	484	471
Inventories, receivables and others	2,988	2,911
Cash and deposits	3,088	4,289
TOTAL ASSETS	**9,459**	**9,967**

LIABILITIES AND SHAREHOLDERS' EQUITY	31/12/02	31/12/01
Shareholders' equity	6,035	5,768
Minority interests	17	21
Other long-term liabilities	796	1,063
Payables and others	2,195	2,711
Financial debts	416	404
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,459**	**9,967**

in million euros

Net cash position on 12.31.2002: 2,672 Eur m (including shares held for stock option plans)

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Research & Development

Gérard LE FUR
Senior Executive Vice President
Scientific Affairs

R&D portfolio

	Preclinical	Phase I	Phase IIa	Phase IIb	Phase III	Launched / LCM
Cardiovascular / Thrombosis	SSR 126517 SSR 128429 SSR 182289	SR 123781 SSR 149744 SL 65.0472		SR 121463	dronedarone idraparinux	*Arixtra®* *Aprovel®* *Plavix®*
Central Nervous System	SSR 125047 SSR 125543 SSR 149415 SSR 180575 SSR 240612 SSR 411298 SSR 482073	SSR 146977 SSR 181507 SSR 591813	SR 57667 SL 65.0155	SR 58611 SL 65.1498 eplivanserin osanetant saredutant xaliproden	rimonabant zolpidem MR	*Stilnox®*
Oncology	SSR 250411	SR 271425 CEP7055	SR 48692 IDD3	SR 31747	tirapazamine	*Eloxatin®* *Fasturtec®*
Internal Medicine	SSR 97193 SSR 126768 SSR 150106 SSR 161421 SSR 240600 SSR 241586	SSR 125180 SSR 125329 SR 146131 SR 147778	SR 48692 SR 140333	saredutant	rimonabant fumagillin pleconaril	*Xatral® OD*

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R&D portfolio changes

- **Development stopped for compounds in preclinical development and Phase I**
  - SR 144190 (depression/anxiety)
  - SSR 69071 (COPD)
  - SL 25.1131 (smoking cessation)
- **Five new compounds entered preclinical development**
  - SSR 97193, ferroquine (malaria)
  - SSR 241586, NK3/NK2 receptor antagonist (central nervous system)
  - SSR 128429, Xa and IIa factors inhibitor (thrombosis)
  - SSR 126768, oxytocin receptor antagonist (BPH, preterm labour)
  - SSR 411298, FAAH inhibitor (central nervous system)

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R&D portfolio changes

- **Four compounds in phase II advanced into the following phase:**
  - idraparinux, once a week anti Xa, entered Phase III (thrombosis)
  - SR 31747, peripheral sigma ligand, entered Phase IIb (oncology)
  - saredutant, NK2 antagonist, entered Phase IIb (IBS)
  - SR 121463, vasopressin V_2 antagonist, entered Phase IIb (cardiovascular)
- **Nine compounds entered clinical development in 2002**

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Cardiovascular/Thrombosis

Approved/ Launched / LCM	**Arixtra®** **fondaparinux** (prevention of thrombo-embolic events after major orthopedic surgery)	**Aprovel®** **irbesartan** (diabetic nephropathy, CHF)	**Plavix®** **clopidogrel** (unstable angina, prevention in at risk patients)
Submitted			
Phase III	**fondaparinux** SR 90107, pentasaccharide (DVT/PE, curative treatment)	**dronedarone** SR 33589, anti-arrhythmic agent (atrial fibrillation)	**idraparinux** SR 34006, long acting pentasaccharide (DVT/PE, prevention and treatment)
Phase IIb	**fondaparinux** SR 90107, pentasaccharide (cardiology)	**SR 121463** vasopressin V2 antag. (SIADH, CHF, cirrhotic ascites)	
Phase IIa			
Phase I	**SR 123781** hexadecasaccharide (thrombo-embolic diseases)	**SSR 149744** anti-arrhythmic (back-up dronedarone, atrial fibrillation)	**SL 65.0472** 5-HT1B/5HT2A antag. (prevention CV events)
Preclinical	**SSR 126517** pentasaccharide back-up (thrombo-embolic diseases)	**SSR 128429** Xa and IIa factors inhibitor (thrombo-embolic diseases)	**SSR 182289** direct thromb. inhibit. (thrombo-embolic diseases)

idraparinux SanOrg34006

- **Once a week** synthetic anti Xa oligosaccharide
- Treatment and secondary prophylaxis of venous thrombo-embolic events in patients with **deep venous thrombosis** or **pulmonary embolism**
- Prevention of thrombo-embolic events associated with **atrial fibrillation**
- Entered phase III

Phase III program

- **Venous Thrombo embolism (Van Gogh program)**
  - two studies :
    - . deep vein thrombosis **: 2,200 patients**
    - . pulmonary embolism **: 2,200 patients**

    idraparinux versus vitamin K antagonist - 3/6-month treatment duration
  - followed by one extension study : (n > 1,200 patients)

    idraparinux versus placebo – 6-month treatment duration
  - primary endpoint : recurrence of venous thrombo-embolism
- **Atrial Fibrillation (Amadeus program)**
  - 5,700 patients - **idraparinux** versus vitamin K antagonist – 6 to 24-month treatment duration
  - primary endpoint : stroke and systemic emboli

dronedarone SR 33589

Phase III program in atrial fibrillation

- **ANDROMEDA** – morbi-mortality study in high risk patients with CHF– discontinued following DSMB recommendation on January, 17th 2003
- 2 pivotal trials: **maintenance of sinus rhythm** in patients with atrial fibrillation
  - EURIDIS **(Europe) – 615 patients, recruitment completed**
  - ADONIS **(North and South America, Australia and South Africa) - 630 patients, recruitment completed**
  - **Program ongoing following DSMB recommendation of February, 12th 2003**

SR 121463 Aquaretic

- **Phase IIb**
- Selective **vasopressin V_2 receptor antagonist**
- Pure **aquaretic compound**, orally-active
- Development is ongoing in the following indications:
  - Treatment of **SIADH***
  - Symptomatic treatment of **CHF**
  - Acute treatment and prevention of relaps in patients with **cirrhotic ascites**

* Syndrome of inappropriate secretion of anti diuretic hormone

Repeated oral ascending dose study in volunteers

- Mean urinary flow rate (mL/min) versus time


Summary plot
of urinary flow rate
(mL/min) Day = 1
Urinary flow rate (mL/min)
Time (hours)
Summary plot
of urinary flow rate
(mL/min) Day = 7
placebo
1 mg OD
10 mg OD
25 mg OD
50 mg OD
100 mg OD

Oncology

Approved/ Launched / LCM	**ELOXATIN®** **oxaliplatin** (colo-rectal cancer)	**FASTURTEC® /ELITEK®** **rasburicase** (chemotherapy-associated hyperuricemia)
Submitted		
Phase III	**oxaliplatin** SR 96669 (ovarian cancer, adjuvant treatment)	**tirapazamine** SR 259075 (non-small cell lung cancer, head & neck cancer)
Phase IIb	**SR 31747** periph. sigma ligand (prostate / breast cancer)	
Phase IIa	**SR 48692** neurotensin antagonist (small cell lung cancer)	**IDD 3** (IDM) – cell drug (treatment of melanoma)
Phase I	**SR 271425** thioxanthone (solid tumors, leukaemia, lymphoma)	**CEP 7055** (Cephalon) angiogenesis inhib. (treatment of solid tumors)
Preclinical	**SSR 250411** anti mitotic agent	

Central Nervous System

Approved/ Launched / LCM	STILNOX® / AMBIEN® / MYSLEE® zolpidem (insomnia)			
Submitted				
Phase III	zolpidem MR Modified Release (insomnia)	rimonabant SR141716/CB1 antag. (smoking cessation)		
Phase IIb	SR 58611 β3 agonist (depression)	SL 65.1498 GABA-A agonist (anxiety, muscular contractions)	eplivanserin SR46349, 5HT2 antag. (sleep disorders)	osanetant SR 142801, NK3 antag. (schizophrenia)
Phase IIb	saredutant SR 48968, NK2 antag (depression/anxiety)	xaliproden SR 57746, neurotrophic (Alzheimer)		
Phase IIa	SR 57667 neurotrophic (Alzheimer, Parkinson)	SL 65.0155 5-HT4 partial agonist/antag. (Alzheimer)		
Phase I	SSR 146977 NK3 antag. (back-up osanetant)	SSR 181507 D2 antag./5-HT1A agon. (schizophrenia)	SSR 591813 nicotinic partial agonist (smoking cessation)	
Preclinical	SSR 125047 central sigma ligand (schizophrenia)	SSR 125543 CRF1 antag. (depression/anxiety)	SSR 149415 V1b vasopres. antag. (depression/anxiety)	SSR 180575 PBR ligand (neurodegenerative diseases)
Preclinical	SSR 240612 bradykinin B1 antag. (inflammatory, neurogenic pain)	SSR 411298 FAAH inhibitor (depression/anxiety)	SSR 482073 PBR ligand (neurodegenerative diseases)	

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Osanetant

SR 142801

- Phase IIb in major depressive disorders (outpatients)
  - 3 fixed doses of SR142801 versus placebo and paroxetine
    6-week, randomized, double-blind, controlled trial

Mean change from baseline
HAM-D total score
(ITT*)

At week 6, the difference between the change from baseline in the paroxetine group and that in the placebo group was not statistically significant.



Percent of patients who responded
(treatment – last visit)
80%
70%
60%
50%
40%
30%
20%
41,07%
30,43%
28,70%
40,17%
34,15%
n=123
n=115
n=115
n=117
n=112
-8
-9
-10
-11
-12
-13
-14
-11,07
-9,17
-8,89
-9,92
-9,82
HAM-D total score
Mean change from baseline to last visit
Paroxetine (20 mg)
SR142801 (50 mg)
SR142801 (100 mg)
SR142801 (200 mg)
Placebo

- Ongoing development in schizophrenia

*Intention to treat

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SR 58611 Depression

- Phase IIa study
  - Inpatients with recurrent major depression and melancholia

HAM-D 17 - Mean Change (95% CI) from baseline



-5
-10
-15
-20
-25
-30
Mean Change in HAM-D 17
P = 0.0031
Visit Day
7
14
21
28
35
42
Fluoxetine (20 mg/d)
SR 58611 (600 mg/d)
n = 15
n = 17

SR 58611 Depression

- **Phase IIb in and outpatients with recurrent major depression and melancholia**

Main Efficacy Criterion HAM-D 17

ITT* Population


80%
70%
60%
50%
40%
30%
20%
n.s.
61.5%
60.9%
69.7%
Percent of patients who responded


45%
40%
35%
30%
25%
20%
15%
10%
n.s.
29.2%
23.4%
36.4%
Percent of patients with HAM-D total score <8 at week 6


HAM-D total score
Mean change from baseline
-8
-9
-10
-11
-12
-13
-14
-15
-16
-17
-18
-15.6
-14.1
-15.9
n.s.

Paroxetine (20 mg) *n=65*

SR 58611 (300 mg) *n=64*

SR 58611 (600 mg) *n=66*

*Intention-To-Treat

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SR 58611 Depression

Phase IIb

Main Efficacy Criterion HAM-D 17
PP* Population


90%
80%
70%
60%
50%
40%
30%
20%
P = 0,065
56.9%
59.6%
75.4%
Percent of patients who responded
45%
40%
35%
30%
25%
20%
15%
10%
P = 0.068
23.5%
23.1%
40.4%
Percent of patients with HAM-D total score <8 at week 6
HAM-D total score
Mean change from baseline
-8
-9
-10
-11
-12
-13
-14
-15
-16
-17
-18
n.s.
-14.8
-13.8
-16.8
Paroxetine (20 mg)
51 (78%)**
SR 58611 (300 mg)
52 (81%)**
SR 58611 (600 mg)
57 (86%)**

* Per Protocol
**n (% of ITT)

SR 58611 Depression

Phase IIb

	Paroxetine	SR58611	
	20 mg (n=65)	300 mg (n=64)	600 mg (n=66)
Overview of safety results	**Number (%)**		
Patients with any TEAE (including SAEs)	**25** (38.5)	**29** (45.3)	**21** (31.8)
Treatment emergent adverse events	**%**		
Any event	**38.5**	**45.3**	**31.8**
Central and peripheral nervous system: - dizziness	**20.0** 3.1	**18.8** 3.1	**13.6** 0
Psychiatric disorders: - anxiety - somnolence - agitation	**9.2** 3.1 6.2 0	**6.3** 3.1 1.6 1.6	**7.6** 0 1.5 0
Gastro-intestinal: - constipation - diarrhoea - nausea	**16.9** 6.2 0 6.2	**12.5** 0 4.7 4.7	**16.7** 3.0 3.0 4.5

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SR 58611 – PET Scan Depression

Mood Disorders

"... an area of abnormally decreased activity in the prefrontal cortex ventral to the genu of the corpus callosum in both familial bipolar depressives and familial unipolar depressives has been localized."

(Drevets et al. Nature 1997)



SUBGENUAL PFC
t-VALUE

Subgenual Ant. Cingul. (BA 24/32)

x : 5, -3
y : 25, 32
z : -2, -6

SR58611 increases activity in the same area



SR 58611
(n = 10)
Placebo
(n = 10)

Internal Medicine

Approved/ Launched / LCM	**XATRAL OD. ®** alfuzosin (BPH / EUR)			
Submitted	**XATRAL OD.®** alfuzosin (BPH /US)			
Phase III	**alfuzosin** α1 antag. (acute urinary retention)	**rimonabant** SR 141716, CB1 antag. (obesity)	**fumagillin** SR 90144 (intestinal microsporidiosis)	
Phase IIb	**saredutant** SR 48968/NK2 antag. (IBS)			
Phase IIa	**SR 48692** neurotensin. antag. (IBS)	**SR 140333** NK1 antag. (inflammatory digestive diseases)		
Phase I	**SR 146131** CCKı agonist (obesity)	**SR 147778** CB, antag. (backup to rimonabant)	**SSR 125180** CCK1 agonist (backup to SR 146131, obesity)	**SSR 125329** periph. sigma ligand (backup SR31747, inflammation)
Preclinical	**SSR 97193** ferroquine (malaria)	**SSR 126768** oxytocin antag. (preterm labor)	**SSR 150106** cytokin./chemokin. inhib. (inflammation)	**SSR 161421** A3 antag. (asthma, COPD)
	SSR 240600 NK1 antag. (backup SR140333)	**SSR 241586** NK3/NK2 antag. (IBS,COPD, depression/anxiety)		

Phase III program in Smoking Cessation

EFC4964 US EFC4474 EU	Placebo / 5 mg / 20 mg 10-week treatment N = 780 patients (for each study)	**Aid to Smoking Cessation** Prolonged abstinence from tobacco smoking during the last 4 weeks of the treatment
EFC4796 US / Canada / Australia	Placebo / 5 mg / 20 mg 12-month treatment N = 4,000 patients	**Maintenance of Smoking Cessation** Time to relapse evaluated during a 22-week period in a population of smokers having reached abstinence after 10 initial weeks of treatment

rimonabant

SR 141716

- **Ongoing Phase III program in Obesity**
  - 6,180 obese patients
  - 5 mg and 20 mg versus placebo
    - RIO-North America: 2,800 patients, recruitment completed, 2 years duration
    - RIO-Europe: 1,400 patients, recruitment completed, 2 years duration
    - RIO-Lipids: 990 patients, recruitment completed
    - RIO-Diabetes: 990 patients, recruitment ongoing, on time
- **Filing Q4/2004 - Q1/2005**

Registration Status

- **Aprovel®/Avapro®** in type 2 diabetic nephropathy
  US: Approved on September 18, 2002
  Japan: Hypertension submitted on October 31, 2002
- **Plavix®** in acute coronary syndrome with non-ST segment elevation
  Europe: Approved on September 20, 2002
- **Arixtra®** in long-term prevention of VTE in hip fracture patients
  File submitted to EMEA/FDA on December 17, 2002
- **Oxaliplatin** in metastatic colorectal cancer
  US: First-line therapy, submission planned Q3 2003;
  Europe: pretreated metastatic colorectal cancer, submission planned Q1 2003
- **Xatral®** OD for the symptomatic treatment of benign prostatic hyperplasia
  US: complete response to NDA Approvable letter in Q4 2002

sanofi~synthelabo
Because health matters

R&D Portfolio

- **52 compounds under development**

	Pre-clinical	Phase I	Phase IIa	Phase IIb	Phase III	Total
Cardiovascular / Thrombosis	3	3	0	1	2	9
Central Nervous System	7	3	2	6	2	20
Oncology	1	2	2	1	1	7
Internal Medicine	6	4	2	1	3	16
Total	17	12	6	9	8	52
	29		23			

- **23 compounds in phases II and III**
- **29 compounds in preclinical and phase I**

2007 and beyond ...... a new wave of innovative drugs

Situation 2003		Estimated filing date 2003-2006	2007...
PHASE III:			
	Arixtra®	2003/04	
	tirapazamine	2003/04	
	zolpidem MR	2004	
	fumagillin	2004	
	rimonabant	2004/05	
	idraparinux	2006	
	dronédarone	2006	
PHASE II b:			
Cardiovascular	SR 121463		
Central Nervous System	SR 58611		
	SL 65.1498		
	eplivanserin		
	osanetant		
	saredutant		
	xaliproden		
Oncology	SR 31747		
Internal Medicine	saredutant		
PHASE II a:	6 compounds		
PHASE I:	12 compounds		

CONCLUSIONS

Jean-François DEHECQ
Chairman and Chief Executive Officer

2002/2006: Continuation of dynamic growth

- **Objective 2002/2006:**
  - Average growth rate of strategic drugs (developed sales) of about +20% per year
  - EPS* growth rate amongst the highest in the pharmaceutical industry


12 Euro bn
5,7 Euro bn
2002
2006
Plavix®
Ambien®
Aprovel®
Eloxatine®
Xatral®
Arixtra®

* Before exceptional items and goodwill amortisation

2007 and beyond: Ambitious plans

- **Continuing development of Plavix®, Aprovel® thanks to Life Cycle Management**
- **Making Arixtra® a reference in its market**
- **Maintaining a significant position in the hypnotic market:**
  - zolpidem MR
- **Sustaining development of Eloxatine®:**
  - Patents until 2013
  - New patented formulation
- **A remarkably productive R & D that should generate a new wave of innovative drugs**

sanofi~synthelabo
Because health matters

2007 and beyond …… a new wave of innovative drugs

Situation 2003		Estimated filing date 2003-2006	Estimated filing date 2007…
PHASE III:			
	Arixtra®	2003/04	
	tirapazamine	2003/04	
	zolpidem MR	2004	
	fumagillin	2004	
	rimonabant	2004/05	
	idraparinux	2006	
	dronédarone	2006	
PHASE II b:			
Cardiovascular	SR 121463		
Central Nervous System	SR 58611		
	SL 65.1498		
	eplivanserin		
	osanetant		
	saredutant		
	xaliproden		
Oncology	SR 31747		
Internal Medicine	saredutant		
PHASE II a:	6 compounds		
PHASE I:	12 compounds		

sanofi~synthelabo
Because health matters